Exhhibt 12.1

										Three Months Ended December 31
	2012	2013		2014		2015		2016		2015		2016
Earnings
Earnings (loss) before income taxes from continuing operations	(175,970)	(35,653)		(6,874)		22,030		21,703		1,815		(3,899)
Plus: Fixed charges	126,892	116,720		128,703		123,482		120,930		30,496		27,486
Less: Capitalized interest	(53,444)	(55,618)		(76,122)		(92,002)		(93,972)		(22,656)		(21,835)
Add: Interest amortized to COS	60,952	41,246		40,820		56,164		78,611		13,651		15,644
Add: Interest impaired to COS	275	—		245		—		710		—		—

Earnings available for fixed charges	(41,295)	66,695		86,772		109,674		127,982		23,306		17,396

Fixed Charges	126,892	116,720		128,703		123,482		120,930		30,496		27,486
Ratio of Earnings to Fixed Charges	(a)	0.6	x	0.7	x	0.9	x	1.1	x	0.8	x	0.6	x